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                                                                  Exhibit (a)(9)

FOR IMMEDIATE RELEASE



                 ROBBINS & MYERS, INC. ANNOUNCES EXCHANGE OFFER
                FOR 6.5% CONVERTIBLE SUBORDINATED NOTES DUE 2003


DAYTON, OH - (January 8, 2003) - Robbins & Myers, Inc. (NYSE-RBN) announced today that it has commenced an offer to exchange $40.0 million principal amount of new Convertible Subordinated Notes due 2008 for an equal principal amount of its outstanding 6.5% Convertible Subordinated Notes due 2003. The new notes will bear interest at 8.0% per year, payable semi-annually each March 1 and September
1. The principal amount of the new notes will be due on January 31, 2008. Robbins & Myers may prepay the new notes at any time after March 1, 2004, subject to a 2% prepayment premium during the period from March 1, 2004 to February 28, 2005. The new notes are convertible into common shares of Robbins & Myers at a conversion price of $22.50 per share. The existing 6.5% notes are convertible at $27.25 per share. The new notes will be unsecured obligations of Robbins & Myers, subordinated and subject in right of payment to all existing and future senior indebtedness. U.S. Bank National Association will serve as trustee.

The exchange offer will be made only through and upon the terms and conditions described in Robbins & Myers' offering circular dated January 8, 2003 and related letter of transmittal. The offer is conditioned upon a minimum of $20.0 million of the existing notes being tendered and is subject to a maximum of $40.0 million of existing notes being accepted for exchange. There is $59.7 million in principal amount of the existing notes outstanding.

The exchange offer and related withdrawal rights will expire at 12:00 midnight EST, on February 7, 2003, unless extended by the Company. U.S. Bank National Association will act as exchange agent for the offer.

Gerald L. Connelly, President and Chief Executive Officer, of the Company commented, "Our growth strategy includes higher sales from our current businesses as well as from acquisitions. We believe maintaining $40.0 million of our capital structure as convertible subordinated notes provides the financial flexibility to support this strategy. It is our expectation that the new notes will be converted into equity during their term."

Upon conversion of the new notes, equity would be increased by $40.0 million and debt reduced by $40.0 million. This capital structure would support additional borrowing capacity and allow the Company to more vigorously pursue its longer-term growth objectives. With regard to share dilution, assuming any existing notes not exchanged are not converted into equity, they will be repaid. As a result, the $40.0 million of new notes will create fewer dilutive shares than the entire issue ($59.7 million) of the existing notes.

The offering circular, the related letter of transmittal and certain other documents are being sent to all holders of Robbins & Myers existing convertible subordinated notes. The Tender Offer Statement on Schedule TO, including the offering circular, the related letter of transmittal and all other offer documents, filed with the Securities and Exchange Commission are available at the


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Securities and Exchange Commission's website at http://www.sec.gov. Investors may also contact Robbins & Myers' Information Agent, Georgeson Shareholder to obtain information about the exchange offer, including copies of the offering circular and related documents.

Robbins & Myers, Inc. is a leading global supplier of highly engineered, application-critical equipment for the pharmaceutical, energy, and industrial markets. Headquartered in Dayton, Ohio the Company has manufacturing facilities in the United States, Canada, Europe, Brazil, Mexico, Singapore, Venezuela, Australia, China, France, India, and Taiwan.


                  This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Robbins & Myers. Robbins & Myers has filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offering circular, a related letter of transmittal and other offer documents) contains important information that should be read carefully before any decision is made with respect to the offer. The offering circular, the related letter of transmittal and certain other documents have been sent to all holders of Robbins & Myers Existing Notes, at no expense to them. The Tender Offer Statement (including the offering circular, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) are available at no charge at the Securities and Exchange Commission's website at http://www/sec.gov.



CONTACTS:         Robbins & Myers, Inc.              Georgeson Shareholder
                  937-225-3335                       212-440-9800
                  Attention: Hugh E. Becker,         866-203-1198 (toll free)
                  V.P. Investor Relations